UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 11)

                    Under the Securities Exchange Act of 1934

                              MYMETICS CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   693286 10 6
                                 (CUSIP Number)

                                Michael J. Smith
                           Floor 21, Millennium Tower
                                Handelskai 94-96
                                     A-1200
                                 Vienna, Austria
                           Telephone (011) 43-1240-250
     (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                and  Communications)

                                 August 13, 2002
     (Date  of  Event  Which  Requires  Filing  of  this  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP  No.    693286  10  6
           ---------------------------------------------------------------------

1)   Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

       MFC  Bancorp  Ltd.
     --------------------------------------------------------------------------

2)   Check  the  Appropriate  Box  if  a  Member  of  a  Group

     (a)   [   ]
     (b)   [ X ]

3)    SEC  Use  Only
                     ----------------------------------------------------------
4)    Source  of  Funds     AF
                        -------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      -------------------------------------------------------------------------

6)    Citizenship  or  Place  of  Organization     Yukon  Territory,  Canada
                                                -------------------------------

      Number  of               (7)  Sole  Voting  Power   41,736
      Shares  Bene-                                     -----------------------
      ficially                 (8)  Shared  Voting  Power   80,166
      Owned  by                                           ---------------------
      Each  Reporting          (9)  Sole  Dispositive  Power    41,736
      Person                                                 ------------------
      With                    (10)  Shared  Dispositive  Power   80,166
                                                                ---------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person   121,902
                                                                   ------------

12)   Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

      -------------------------------------------------------------------------

13)   Percent  of  Class  Represented  by  Amount  in  Row  (11)     0.2%
                                                                 --------------

14)   Type  of  Reporting  Person       CO
                                  ---------------------------------------------

CUSIP  No.   693286  10  6
           --------------------------------------------------------------------

1)    Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

        MFC  Merchant  Bank  S.A.
      -------------------------------------------------------------------------

2)    Check  the  Appropriate  Box  if  a  Member  of  a  Group

      (a)   [   ]
      (b)   [ X ]

3)    SEC  Use  Only

4)    Source  of  Funds   WC
                        -------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      -------------------------------------------------------------------------

6)    Citizenship  or  Place  of  Organization   Switzerland
                                               --------------------------------

      Number  of               (7)  Sole  Voting  Power   0
      Shares  Bene-                                     -----------------------
      ficially                 (8)  Shared  Voting  Power     80,166
      Owned  by                                           ---------------------
      Each  Reporting          (9)  Sole  Dispositive  Power   0
      Person                                                 ------------------
      With                    (10)  Shared  Dispositive  Power   80,166
                                                               ----------------

11)   Aggregate  Amount Beneficially Owned by Each Reporting Person   80,166
                                                                    -----------

12)   Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

      -------------------------------------------------------------------------

13)   Percent  of  Class  Represented  by  Amount  in  Row  (11)     0.1%
                                                                 --------------

14)     Type  of  Reporting  Person      CO
                                    -------------------------------------------

This  Schedule  13D/A  -  Amendment  No.  11 (the "Amendment No. 11") amends the
Schedule  13D/A  of  MFC  Bancorp  Ltd.  ("MFC")  dated  January 3, 2002 and the
Schedule 13D/A of MFC Merchant Bank S.A. ("Merchant Bank") dated January 3, 2002, (collectively, the "Prior Filings") and is filed to report a change in the beneficial ownership of securities of Mymetics Corporation ("Mymetics").

ITEM  1.     SECURITY  AND  ISSUER.

This statement relates to the shares of common stock, $0.01 par value each of Mymetics, a Delaware corporation, having its principal executive offices at 706 Giddings Avenue, Suite 1C, Annapolis, Maryland, 21401-1472.

ITEM  2.     IDENTITY  AND  BACKGROUND.

This statement is filed on behalf of MFC and Merchant Bank. MFC operates in the financial services business and has an office address at Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria. Merchant Bank is a wholly-owned subsidiary of MFC that operates in the banking and financial services business and has an office address at Kasernenstrasse 1, 9100 Herisau AR, Switzerland. See Item 6 on pages 2 and 3 of this Amendment No. 11 for the jurisdictions of organization of MFC and Merchant Bank, respectively.

The executive officers and directors of MFC and Merchant Bank remain unchanged since the Prior Filings.

During the last five years, MFC and Merchant Bank have not been, nor to the knowledge of MFC and Merchant Bank, have any of their officers or directors been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MFC and Merchant Bank have executed a joint filing agreement consenting to the joint filing of this Amendment No. 11. Such agreement is filed as Exhibit 1 to this Amendment No. 11 and is incorporated herein by reference.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

Effective June 28, 2002, MFC irrevocably undertook and agreed to deposit additional shares of common stock of Mymetics ("Mymetics Shares") with a special purpose trust (the "Trust") to be held by the trustees for distribution to MFC Shareholders as a special dividend pursuant to a trust settlement.

Subsequently, MFC, indirectly through Merchant Bank, exercised share purchase warrants to acquire an aggregate of 1,625,567 Mymetics Shares for an aggregate amount of Euro 411,816.36, which was paid from working capital.

Effective August 13, 2002, the Trust, on behalf of MFC, distributed an aggregate of approximately 13,983,457 Mymetics Shares to MFC Shareholders as of August 9, 2002 as a special dividend. The special dividend was distributed pro rata among MFC Shareholders on the basis of 0.95 of a Mymetics Share for each common share of MFC held by a MFC Shareholder (subject to applicable withholding tax). No fractional shares were issued under the special dividend. The number of Mymetics Shares distributed to each MFC Shareholder was rounded down to the nearest whole share in the event that a shareholder was entitled to a fractional share representing 0.5 or less of a Mymetics Share and was rounded up to the nearest whole share in the event that a shareholder was entitled to a fractional share representing more than 0.5 of a Mymetics Share. As a result of the special dividend, MFC Shareholders are now directly shareholders of Mymetics.

ITEM  4.     PURPOSE  OF  TRANSACTION.

MFC indirectly, through Merchant Bank, acquired 1,625,567 Mymetics Shares upon the exercise of the share purchase warrants in order to effect the special dividend to MFC Shareholders. MFC and Merchant Bank reserve the right to make additional purchases of Mymetics Shares on the open market, in private transactions and from treasury. Except as otherwise disclosed, neither MFC, Merchant Bank, nor, to the knowledge of MFC and Merchant Bank, any of their directors or executive officers, have any present intention or understandings to effect any of the transactions listed in Item 4(a)-(j) of Regulation 13D.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

MFC indirectly beneficially owns, through Merchant Bank, share purchase warrants entitling it to acquire up to 80,166 Mymetics Shares. MFC shares voting and dispositive power over these securities with Merchant Bank. MFC also directly owns and has sole voting and dispositive power over an additional 41,736 Mymetics Shares. These securities collectively represent approximately 0.2% of the outstanding Mymetics Shares on a diluted basis.

To the knowledge of MFC and Merchant Bank, none of their directors or executive officers have the power to vote or dispose of the Mymetics Shares, nor did MFC, Merchant Bank or their directors and executive officers effect any transactions in such shares during the past 60 days, except as otherwise disclosed.

As a result of the transactions described herein, effective August 13, 2002 neither MFC, Merchant Bank or their directors or executive officers beneficially own more than 5% of the outstanding Mymetics Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

MFC, indirectly through Merchant Bank, transferred certain Mymetics Shares making up the special dividend to the Trust to be held by the trustees for distribution to MFC Shareholders pursuant to a trust settlement. The trust settlement was filed as Exhibit 2 to Amendment No. 10 to this Schedule 13D/A.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     Exhibit  Number           Description
     ---------------           -----------

           1                   Joint Filing Agreement between MFC Bancorp Ltd.
                               and MFC Merchant Bank S.A. dated August 22, 2002.

                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                August 22, 2002
                              -------------------
                                     (Date)

                                MFC BANCORP LTD.

                            By:  /s/ Michael J. Smith
                               ------------------------
                                  (Signature)


                          Michael J. Smith, President
                        -------------------------------
                                (Name and Title)


                                August 22, 2002
                              -------------------
                                     (Date)

                             MFC MERCHANT BANK S.A.

                            By:  /s/ Claudio Morandi
                               ------------------------
                                  (Signature)

                          Claudio Morandi, President
                        -------------------------------
                                (Name and Title)

                            By:  /s/ Peter Hediger
                               ------------------------
                                  (Signature)

                          Peter Hediger, Vice President
                        -------------------------------
                                (Name and Title)

                                  EXHIBIT INDEX

     Exhibit  Number          Description
     ---------------          -----------

           1 Joint Filing Agreement among MFC Bancorp Ltd. and MFC Merchant Bank S.A. dated August 22, 2002.